UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 8-A/A


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                               NTL Europe, Inc.
            (Exact Name of Registrant as Specified in its Charter)

       Delaware                 000-30673              13-4105887
(State of Incorporation    (Commission File No.)    (I.R.S. Employer
or Organization)                                    Identification no.)

                   37 Purchase Street, Rye, New York 10580
             (Address of principal executive offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [x]

Securities Act registration statement file number to which this form relates: _______________________
           (If applicable)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:
None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.01 per share
                               (Title of Class)
  10% Fixed Coupon Redeemable Preferred Stock, Series A, par value $0.01 per share
                               (Title of Class)
          Stockholder Rights accompanying each share of Common Stock
                               (Title of Class)





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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

      This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act") the following securities of NTL Europe, Inc., a Delaware corporation (formerly "NTL Incorporated) (the "Company"), being issued pursuant to the Second Amended Joint Reorganization Plan of NTL Incorporated and Certain Subsidiaries (the "Plan") and the Company's Amended and Restated Certificate of Incorporation:

        o      common stock, par value $0.01 per share ("Common Stock");

        o 10% Fixed Coupon Redeemable Preferred Stock, Series A, par value $0.01 per share ("10% Fixed Coupon Redeemable Preferred Stock"); and

        o stockholder rights accompanying each share of Common Stock ("Stockholder Rights").

In this registration statement on Form 8-A/A, "we," "us" and "our" refer to NTL Europe, Inc.

Item 1.  Description of Registrant's Securities to be Registered.

      The descriptions which follow are subject to and qualified in their entirety by reference to the full terms of each security, as set forth in our Amended and Restated Certificate of Incorporation (our "charter"), our Amended and Restated By-Laws (our "by-laws") and our Stockholder Rights Agreement, each of which are filed as Exhibits to this registration statement which are incorporated by reference in this Item 1.

                         DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 60,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share.

      Description of Common Stock

      The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders and do not have cumulative voting rights in the election of directors. The holders of our Common Stock are not entitled to vote on any amendment to our charter that relates solely to the terms of one or more outstanding series of our preferred stock if the holders of the affected series of our preferred stock are entitled, either separately or together with the holders of one or more other series of our preferred stock, to vote thereon under our charter or under the Delaware General Corporation Law (the "DGCL").

      Generally, a majority of the votes cast at a meeting of stockholders by holders of shares entitled to vote on the proposal is required for stockholder action. However, our charter provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock which by its terms may be voted on all matters submitted to stockholders of the Company generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws and
(b) the amendment or repeal of the provisions of our charter relating to (i) the classification of directors, (ii) the removal of directors, (iii) the prohibition on action by written consent of stockholders, (iv) special meetings of stockholders, (v) certain liabilities of directors, (vi) amendments to the by-laws, (vii) indemnification of directors and officers,
(viii) the applicability of Section 203 of the DGCL to the Company and (ix)
Article XIII of our charter which imposes these voting requirements. These voting

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requirements, as well as the classification of directors on our board of directors, the super-majority voting requirements applicable in the event of certain extraordinary corporate transactions and certain other provisions of our charter, as more fully described in the section herein relating to "Special Charter Provisions" may have the effect, alone or in combination with each other, of delaying, deferring or preventing a change in control of the Company.

      Subject to all rights and preferences of holders of any outstanding shares of our preferred stock, holders of Common Stock are entitled to receive proportionately such dividends as may from time to time be declared by our board of directors out of funds legally available for the payment of dividends.

      In the event of the Company's liquidation, dissolution or winding up, holders of Common Stock would be entitled to share proportionately in all of the Company's assets available for distribution to holders of Common Stock remaining after payment of liabilities and liquidation preference of any of our outstanding preferred stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and there are no redemption or sinking-fund provisions contained in our charter with respect to the Common Stock. There is no liability for further calls or for assessments by the Company.

      The rights, preferences and privileges of holders of Common Stock may be adversely affected by the rights of the holders of shares of 10% Fixed Coupon Redeemable Preferred Stock and any other series of our preferred stock that may be issued in the future.

      Description of Preferred Stock

      The board of directors of the Company has the authority to issue preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by our stockholders.

      The ability of the board of directors to issue one or more series of preferred stock provides increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our Common Stock, are available for issuance without further action by our stockholders, unless any action is required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which our securities may be listed or quoted, as the case may be, or applicable rules of any self-regulatory organization. The board of directors of the Company will make any determination to issue the shares based on its judgment as to our best interests and the best interests of our stockholders. The board of directors of the Company, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of our Common Stock.

      Description of the 10% Fixed Coupon Redeemable Preferred Stock

      Our charter authorizes the issuance of 8,000,000 shares of 10% Fixed Coupon Redeemable Preferred Stock. Approximately 7,364,000 shares of 10% Fixed Coupon Redeemable Preferred Stock are issued and outstanding on the effective date of our plan of reorganization prior to the redemption of $25 million of liquidation preference of the 10% Fixed Coupon Redeemable Preferred Stock pursuant to our plan of reorganization. Immediately after such redemption, approximately $343 million of liquidation preference of the 10% Fixed Coupon Redeemable Preferred Stock remains outstanding, which is equal to

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approximately 6,864,000 shares of 10% Fixed Coupon Redeemable Preferred Stock.
When issued the 10% Fixed Coupon Redeemable Preferred Stock will be fully paid and nonassessable.

      Each share of 10% Fixed Coupon Redeemable Preferred Stock entitles its holder to receive cumulative dividends, when, as and if declared by the board of directors, out of funds legally available for the payment of dividends. With respect to those dividends, the 10% Fixed Coupon Redeemable Preferred Stock will rank:

        o senior to all classes of our Common Stock, our Series A Junior Participating Preferred Stock and to each other class of capital stock or series of our preferred stock that are designated to rank junior to the 10% Fixed Coupon Redeemable Preferred Stock;

        o junior to all classes of our preferred stock that are designated to rank senior to the 10% Fixed Coupon Redeemable Preferred Stock; and

        o equal to all classes of our preferred stock that are designated to rank equally with the 10% Fixed Coupon Redeemable Preferred Stock.

      Dividends are payable at the semi-annual rate of $2.50 per share (subject to adjustment for stock splits, stock dividends, combinations, recapitalizations or other similar transactions) payable by the Company in cash. Dividends on the 10% Fixed Coupon Redeemable Preferred Stock are payable on a pro rata basis with respect to shares of 10% Fixed Coupon Redeemable Preferred Stock in arrears on June 30 and December 31 of each year (commencing on June 30, 2003) and are cumulative from the date of issue whether or not they have been declared and whether or not there are profits, surplus or other funds legally available for the payment of such dividends.

      Dividends on the 10% Fixed Coupon Redeemable Preferred Stock are payable to holders of record as they appear on our stock register on the applicable record dates fixed by our board of directors, which record dates will be the fifteenth (15th) day preceding the payment dates thereof. Dividends payable on the 10% Fixed Coupon Redeemable Preferred Stock for any period less than a full dividend period will accrue daily and be computed on the basis of a 360-day year of twelve (12) thirty (30) day months and the actual number of days elapsed in the period for which such dividends are payable. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments which may be in arrears.

      No dividends or distributions may be declared, made, paid or set apart for payment upon any of our stock ranking on parity with the 10% Fixed Coupon Redeemable Preferred Stock, nor may any stock ranking on parity with the 10% Fixed Coupon Redeemable Preferred Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any parity securities) by us (except by conversion into or exchange for our stock ranking on parity with the 10% Fixed Coupon Redeemable Preferred Stock) unless, in each case: (i) full cumulative dividends on all outstanding shares of 10% Fixed Coupon Redeemable Preferred Stock have been paid or set apart for payment for all dividend payment periods terminating on or prior to the date of the declaration, payment, redemption, purchase or other acquisition and (ii) the Company is not in default with respect to any obligation to redeem the 10% Fixed Coupon Redeemable Preferred Stock. Notwithstanding the foregoing, if the Company is not in default with respect to any redemption of shares of 10% Fixed Coupon Redeemable Preferred Stock, dividends may be declared and paid or set apart for payment on shares of parity securities if, dividends declared upon shares of 10% Fixed Coupon Redeemable Preferred Stock and all dividends declared upon any parity securities are declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the 10% Fixed Coupon Redeemable Preferred Stock and accumulated and unpaid on such parity securities.

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      No dividends or distributions (other than (i) Stockholder Rights issued pursuant to our Stockholder Rights Agreement and (ii) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, junior securities) may be declared, made, paid or set apart for payment upon any of our stock ranking junior to the 10% Fixed Coupon Redeemable Preferred Stock, nor may any stock ranking junior to the 10% Fixed Coupon Redeemable Preferred Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase, or other acquisition of (A) shares of Common Stock made for purposes of an employee incentive or benefit plan of the Company or any subsidiary of the Company or (B) securities ranking junior to the 10% Fixed Coupon Redeemable Preferred Stock paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, junior securities) for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any junior securities) by us, except by conversion into or exchange for our stock ranking junior to the 10% Fixed Coupon Redeemable Preferred Stock.

      Our ability to declare and pay dividends may be affected by the fact that we are a holding company with no independent operations or significant assets other than our investments in and advances to our subsidiaries and affiliated joint ventures. We depend upon the receipt of sufficient funds from our subsidiaries and affiliated joint ventures to meet our obligations. Our ability to declare and pay dividends may be limited by applicable law and the terms of the documents governing any of our future borrowings and other indebtedness, or the future borrowings and other indebtedness of any of our subsidiaries or affiliated joint ventures. In addition, your right to receive dividends on or in respect of the 10% Fixed Coupon Redeemable Preferred Stock may be adversely affected in the event of a bankruptcy of any of our subsidiaries or affiliated joint ventures. Following the liquidation of one of our subsidiaries or joint ventures, the creditors of that subsidiary or joint venture are generally entitled to be paid in full before we are entitled to a distribution of any assets in the liquidation, which may result in us receiving little, if any, value from our investment.

      Upon our voluntary or involuntary dissolution, liquidation or winding up, the holders of 10% Fixed Coupon Redeemable Preferred Stock is entitled to be paid out of the assets available for distribution to our stockholders, after payment of the debts and other liabilities of the Company and payment of any liquidation values of any securities senior in liquidation rights to the 10% Fixed Coupon Redeemable Preferred Stock, and before any payment or distribution is made to holders of the Common Stock or any other class or series of stock of the Company ranking junior to the 10% Fixed Coupon Redeemable Preferred Stock, the stated liquidation preference per share of $50.00, plus accumulated and unpaid dividends, if any, with respect to each share.

      If, upon any liquidation, dissolution or winding up of the Company, the remaining assets available for distribution are insufficient to pay the holders of the 10% Fixed Coupon Redeemable Preferred Stock and all other securities ranking equally with the 10% Fixed Coupon Redeemable Preferred Stock with respect to liquidation the full amount to which they are entitled, the holders of 10% Fixed Coupon Redeemable Preferred Stock will share those remaining assets ratably, together with the holders of the securities ranking equally with the 10% Fixed Coupon Redeemable Preferred Stock. Following the payment of the liquidation value in full with respect to each share of 10% Fixed Coupon Redeemable Preferred Stock, no additional distributions will be made to the holders of the 10% Fixed Coupon Redeemable Preferred Stock. Neither the sale of all or substantially all of the Company's assets (including its subsidiaries' assets), nor our merger or consolidation into or with any other corporation, will be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

      Except as otherwise provided below or as otherwise provided by applicable law, holders of 10% Fixed Coupon Redeemable Preferred Stock are not entitled to vote on matters brought before our stockholders, including the election of directors.

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      Without the consent of the holders of at least a majority in liquidation preference of the shares of 10% Fixed Coupon Redeemable Preferred Stock then outstanding, the Company may not (i) issue any additional 10% Fixed Coupon Redeemable Preferred Stock; (ii) authorize, create or issue any shares of parity securities or senior securities; (iii) increase the authorized amount of 10% Fixed Coupon Redeemable Preferred Stock or any class or series of parity securities or senior securities or (iv) amend, alter or appeal any provision of our charter so as to adversely affect the relative preferences, rights or powers of any outstanding 10% Fixed Coupon Redeemable Preferred Stock, except that the Company may issue parity securities or senior securities to refinance, redeem or refund the 10% Fixed Coupon Redeemable Preferred Stock subject to certain restrictions set forth in our charter.

      If either (i) the Company fails to discharge its mandatory redemption obligations with respect to shares of 10% Fixed Coupon Redeemable Preferred Stock in full or (ii) either voluntary or involuntary bankruptcy proceedings are commenced in respect of the Company (any event described in subclauses
(i) or (ii) being referred to herein as a "Trigger Event"), a vote of the holders of the shares of 10% Fixed Coupon Redeemable Preferred Stock, voting together as a single class, will be required on all matters brought before the stockholders of the Company. In addition, upon the occurrence of any Trigger Event, the board of directors will be increased by two members and the holders of shares of 10% Fixed Coupon Redeemable Preferred Stock, together with the holders of any other class or series of Preferred Stock with like rights, will vote to elect the two additional directors. These additional voting rights and the right to elect directors will cease to exist upon the cure of the Trigger Event which triggered such rights, but subject to the same vesting of such rights if any Trigger Event subsequently occurs.

      In the event the Company consummates any transaction constituting an asset sale under the terms of our charter, including but not limited to (i) any sale, transfer, conveyance or other disposition for value of any assets of the Company or any subsidiary other than in the ordinary course of business or (ii) any issuance, sale, transfer, conveyance or other disposition for value of equity interests of the Company's subsidiaries (subject to exception for any such dispositions to the Company, any subsidiary of the Company or in exchange for capital contributions), to the extent the Company has funds legally available for such redemption payment, the Company must apply the net proceeds of any such asset sale to redeem any or all outstanding shares of 10% Fixed Coupon Redeemable Preferred Stock, on a pro rata basis at a price equal to $50.00 per share, plus accrued and unpaid dividends, if any, payable in cash. Under our charter, the Company is required to give notice to the holders of 10% Fixed Coupon Redeemable Preferred Stock not less than 15 days prior to the scheduled consummation of the asset sale giving rise to such redemption.

      If the Company has not redeemed all outstanding shares of 10% Fixed Coupon Redeemable Preferred Stock by January 10, 2023 (the "Mandatory Redemption Date"), to the extent the Company has funds legally available for such redemption payment, the Company must redeem all outstanding shares of 10% Fixed Coupon Redeemable Preferred Stock on the Mandatory Redemption Date at a price equal to $50.00 per share, plus accrued and unpaid dividends, if any, payable in cash.

      We may redeem the 10% Fixed Coupon Redeemable Preferred Stock at any time from the date of issue to the business day immediately preceding the Mandatory Redemption Date, out of funds legally available for such redemption payment, on a pro rata basis at a price equal to $50.00 per share, plus accrued and unpaid dividends, if any, payable in cash. The Company may not purchase, redeem or otherwise acquire for value any shares of 10% Fixed Coupon Redeemable Preferred Stock in this manner unless (x) full cumulative dividends have been paid or contemporaneously are declared and paid or set apart for payment for all dividend periods for the 10% Fixed Coupon Redeemable Preferred Stock and for any parity securities terminating on or prior to the applicable redemption date or (y) shares of 10% Fixed Coupon Redeemable Preferred Stock are redeemed pro rata.

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      If, and so long as, any mandatory redemption obligation with respect to shares of 10% Fixed Coupon Redeemable Preferred Stock is not fully discharged, the Company may not (1) directly or indirectly, redeem, purchase, or otherwise acquire any parity security or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any parity securities (except in connection with a redemption, sinking fund or other similar obligation to be satisfied with junior securities or satisfied pro rata with shares of 10% Fixed Coupon Redeemable Preferred Stock), or (2) declare or make any distribution of junior securities (other than (A) any Stockholder Rights and (B) dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, junior securities), or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of junior securities (other than a redemption, sinking fund or other similar obligation in respect of junior securities (I) paid in shares of, or options, warrants or other rights to subscribe for or purchase shares of, junior securities or (II) by conversion into or exchange for junior securities).

      Holders of 10% Fixed Coupon Redeemable Preferred Stock have no preemptive rights and have no rights to convert their 10% Fixed Coupon Redeemable Preferred Stock into any other securities. There are no sinking-fund provisions contained in our charter with respect to the 10% Fixed Coupon Redeemable Preferred Stock. There is no liability for further calls or for assessments by the Company. The holders of a majority in liquidation preference of the outstanding shares of 10% Fixed Coupon Redeemable Preferred Stock consenting or voting as a separate class, as the case may be, may waive compliance with any provision of Part C of Article IV of our charter.

      Description of the Company's Series A Junior Participating Preferred
Stock

      In connection with the adoption of our Stockholder Rights Agreement, which is described below, our board of directors has designated and reserved for issuance a total of one-hundred thousand (100,000) shares of the Company's Series A Junior Participating Preferred Stock, par value $0.01 per share ("Series A Junior Participating Preferred Stock"). When issued and paid for in accordance with the Stockholder Rights Agreement, the Series A Junior Participating Preferred Stock will be fully paid and nonassessable. We will appoint a transfer agent for the Series A Junior Participating Preferred Stock if and when any shares are issued.

      Each share of Series A Junior Participating Preferred Stock will entitle its holder to receive dividends out of our funds legally available for the payment of dividends when, as and if declared by our board of directors. With respect to those dividends, the Series A Junior
Participating Preferred Stock will rank:

      o senior to all classes of the Common Stock and to each other class of capital stock or series of our preferred stock that are designated to rank junior to the Series A Junior Participating Preferred Stock;

      o junior to the 10% Fixed Coupon Redeemable Preferred Stock and all classes of our preferred stock that are designated to rank senior to the Series A Junior Participating Preferred Stock; and

      o equal to all classes of our preferred stock that are designated to rank equally with the Series A Junior Participating Preferred Stock.

      Dividends are payable quarterly in cash on the fifteenth day of March, June, September and December of each year, in an amount per share (subject to adjustment for a stock dividend on, or a subdivision or combination of, our Common Stock) equal to the greater of:

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      o        $10.00; and

      o 1,000 times the aggregate amount per share of all dividends declared on the Common Stock since the immediately preceding dividend payment date.

      Upon our liquidation, dissolution or winding up, the holders of outstanding shares of Series A Junior Participating Preferred Stock will be entitled to be paid out of the assets available for distribution to our stockholders after payment of any liquidation values of any securities senior in liquidation rights to the Series A Junior Participating Preferred Stock. After payment of the liquidation values of senior securities, the holders of the Series A Junior Participating Preferred Stock will be entitled to receive (subject to adjustment for a stock dividend on, or a subdivision or combination or consolidation of, our Common Stock) the greater of (x) $1,000.00 for each share of Series A Junior Participating Preferred Stock they hold, plus any accrued and unpaid dividends or distributions on those shares and (y) the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of the Common Stock. If, upon any liquidation, dissolution or winding up of the Company, the remaining assets available for distribution are insufficient to pay the holders of the Series A Junior Participating Preferred Stock and all other securities ranking equally with the Series A Junior Participating Preferred Stock with respect to liquidation the full amount to which they are entitled, the holders of Series A Junior Participating Preferred Stock will share those remaining assets ratably, together with the holders of the securities ranking equally with the Series A Junior Participating Preferred Stock. Following the payment of the liquidation value in full with respect to each share of Series A Junior Participating Preferred Stock, no additional distributions will be made to the holders of the Series A Junior Participating Preferred Stock.

      Subject to adjustment for a stock dividend on, or a subdivision or combination of, the Common Stock, each share of Series A Junior Participating Preferred Stock will entitle the holder to 1,000 votes on all matters submitted to a vote of holders of the Common Stock. The holders of the Series A Junior Participating Preferred Stock will vote together as a single class with the holders of the Common Stock.

      If dividends on the Series A Junior Participating Preferred Stock are in arrears in an amount equal to six quarterly dividends, whether or not consecutive, all holders of our preferred stock which have such provision in our charter governing their terms, including holders of the Series A Junior Participating Preferred Stock, whose dividends are in arrears with respect to six quarterly periods will, voting as a single class, be entitled to elect two new directors to our board of directors. The directors will serve until successors to them have been elected or until dividends on the Series A Junior Participating Preferred Stock are no longer in arrears.

      The Series A Junior Participating Preferred Stock will not be
redeemable.   The Series A Junior Participating Preferred Stock will not be convertible.

                         STOCKHOLDER RIGHTS AGREEMENT

      Upon issuance, each share of Common Stock (whether originally issued or from the Company's treasury) will be accompanied by a Stockholder Right.
Each Stockholder Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at the Stockholder Rights purchase price, subject to adjustment pursuant to the terms of the Stockholder Rights Agreement.

      The Stockholder Rights Agreement is intended to encourage a potential acquiror to negotiate directly with our board of directors, but may have anti-takeover effects. The Stockholder Rights Agreement could cause substantial dilution to a person or group that acquires a substantial interest in us

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without the prior approval of our board of directors. The effect of the
Stockholder Rights may be to delay, defer or prevent a change in control of the Company (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to our stockholders.

      Initially, the Stockholder Rights are attached to all Common Stock certificates representing shares then outstanding, and no separate Stockholder Rights certificates will be distributed. Subject to some exceptions specified in the Stockholder Rights Agreement, the Stockholder Rights will separate from the Common Stock upon the earlier of (i) the close of business on the day of a public announcement that (a) a person has entered into an agreement or arrangement with the Company or any subsidiary of the Company providing for an acquisition transaction or (b) a person or group of affiliated or associated persons, other than the Company, its subsidiaries or certain persons exempted by the board of directors and the Creditors' Committee as of the effective date of the Plan, has become an "Acquiring Person" by (1) becoming an "Adverse Person" in the judgment of the board of directors of the Company or (2) acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock other than as a result of (w) repurchases of stock by the Company, (x) participation in a dividend reinvestment, stock option or similar plan, (y) certain acquisitions of shares of Common Stock from the Company, or (z) certain inadvertent actions by institutional or certain other stockholders (each of the events described in clauses (i)(a) and (i)(b) above, the "Stock Acquisition Date"), and (ii) 10 business days (or such later date as our board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

      The Stock Acquisition Date could occur as early as the effective date of the Plan. The earlier to occur of the events in the preceding paragraph to occur is referred to as the "Stockholder Rights Distribution Date," although in any event the separation of the Stockholder Rights from the Common Stock will not occur prior to the effective date of the Plan.

      Until the Stockholder Rights Distribution Date, (1) the Stockholder Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (2) Common Stock certificates will contain a legend incorporating the Stockholder Rights Agreement by reference and (3) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Stockholder Rights associated with the Common Stock represented by such certificate. Pursuant to the Stockholder Rights Agreement, the Company reserves the right to require prior to the occurrence of a Stockholder Rights Triggering Event (as defined below) that, upon any exercise of Stockholder Rights, a number of Stockholder Rights be exercised so that only whole shares of Stockholder Rights preferred stock will be issued.

      The Stockholder Rights are not exercisable until the Stockholder Rights Distribution Date and expire at 5:00 p.m., New York City time, on January 10, 2013 unless such date is extended or the Stockholder Rights are earlier redeemed or exchanged by the Company as described below.

      As soon as practicable after the Stockholder Rights Distribution Date, Stockholder Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Stockholder Rights Distribution Date and, thereafter, the separate Stockholder Rights certificates alone will represent the Stockholder Rights. Only shares of Common Stock issued prior to the Stockholder Rights Distribution Date will be issued with Stockholder Rights.

      In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair and not inadequate and to be otherwise in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms of national standing (a "Qualifying Offer"), each holder of a Stockholder Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Stockholder Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Stockholder Rights that are, or (under certain circumstances specified in the Stockholder Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Stockholder Rights are not exercisable following the occurrence of the event set forth above until such time as the Stockholder Rights are no longer redeemable by the Company as set forth below.

      In the event that, at any time after a Stock Acquisition Date, the Company (1) engages in a merger or other business combination transaction in which the Company is not the surviving corporation other than in a Qualifying Offer, (2) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of Common Stock are changed into or exchanged for other securities or assets other than in a Qualifying Offer or (3) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Stockholder Right (except as noted below) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Stockholder Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value (determined as provided in the Stockholder Rights Agreement) of two times the exercise price of the Stockholder Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Stockholder Rights Triggering Events."

      At any time until a person becomes an Acquiring Person other than in connection with a Qualifying Offer, the board of directors of the Company may redeem the Stockholder Rights in whole, but not in part, at a price of $0.01 per Stockholder Right (the "Stockholder Rights Redemption Price"), payable in cash, Common Stock or other consideration deemed appropriate by the board of directors of the Company. In addition, the board of directors of the Company may, at any time after a person becomes an Acquiring Person other than in connection with a Qualifying Offer and after any period during which the holder of Stockholder Rights may exercise such Stockholder Rights expires, but prior to any Stockholder Rights Triggering Event, redeem all but not less than all of the then outstanding Stockholder Rights at the Stockholder Rights Redemption Price (x) in connection with any merger, consolidation or sale or other transfer (in one transaction or in a series of related transactions) of assets, cash flow or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole), in which all holders of shares of Common Stock are treated alike and not involving (other than as a holder of Common Stock being treated like all other such holders) an Acquiring Person or any affiliate or associate of an Acquiring Person or (y)(1) if and for so long as the Acquiring Person is not thereafter the beneficial owner of 15% of the shares of Common Stock and (2) at the time of redemption, no other persons are Acquiring Persons. Immediately upon the action of the board of directors of the Company electing to redeem the Stockholder Rights, the Stockholder Rights will terminate and the only right of the holders of Stockholder Rights will be to receive the Stockholder Rights Redemption Price.

      At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the board of directors of the Company may exchange the Stockholder Rights (other than Stockholder Rights owned by such person or group that have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Stockholder Rights Preferred Stock (or of a share of a class or series of the Company preferred stock having equivalent rights, preferences and privileges), per Stockholder Right subject to adjustment.

      Until a Stockholder Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Stockholder Rights should not be taxable to holders of Common Stock or to the Company, the Company stockholders may, depending upon the circumstances, recognize taxable income in the event that the Stockholder Rights become exercisable for Common Stock or other consideration of the Company or for common stock of the acquiring company or in the event of the redemption of the Stockholder Rights as set forth above.

      Any of the provisions of the Stockholder Rights Agreement may be amended by the board of directors of the Company prior to the Stockholder Rights Distribution Date. After the Stockholder Rights Distribution Date, the provisions of the Stockholder Rights Agreement may be amended by the board of directors of the Company in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Stockholder Rights, or to shorten or lengthen any time period under the Stockholder Rights Agreement, except that the Stockholder Rights Agreement may not be supplemented or amended to lengthen (1) a time period relating to when the Stockholder Rights may be redeemed at such time as when the Stockholder Rights are not then redeemable or (2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Stockholder Rights under the Stockholder Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Stockholder Rights Agreement at a time when the Stockholder Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Stockholder Rights Agreement that may be defective or inconsistent with any other provision therein.

                         TRANSFER AGENT AND REGISTRAR

      Our transfer agent and registrar for the Common Stock and the 10% Preferred Stock is Continental Stock Transfer & Trust Company.


                          SPECIAL CHARTER PROVISIONS

      Our charter contains the provisions described below, among others. These charter provisions may have the effect, alone or in combination with each other or with the existence of authorized but unissued Common Stock and any series of our preferred stock, of delaying, deferring or preventing a change in control of the Company, of making it more difficult to remove or change the composition of our incumbent board of directors and our officers, of being adverse to stockholders who desire to participate in a tender offer and of depriving stockholders of possible opportunities to sell their Common Stock at a premium to market prices.

      Article IX of our charter relating to certain business combinations provides that such transactions require the affirmative vote of the holders of at least three-quarters of the outstanding shares of our capital stock held by non-interested stockholders that by its terms may be voted on all matters submitted to our stockholders generally, voting together as a single class. An amendment to Article IX of our charter requires a similar vote to repeal or amend its provisions, subject to certain exceptions. The requirement of a super-majority stockholder vote is designed to prevent a stockholder who controls a majority of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally from avoiding the super-majority voting requirements of the provisions discussed herein in the section describing our Common Stock by simply amending or repealing such provisions.

      Our charter provides that the directors are divided into three classes, each of which serves a staggered three-year term, and that vacancies on our board of directors that may occur between annual meetings may be filled by our board of directors. In addition, this provision specifies that any director elected to fill a vacancy on our board of directors will serve for the balance of the term of the replaced director. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

      Our charter also provides that directors can be removed only by the stockholders for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock that by its terms may be voted generally in the election of directors of the Company, voting together as a single class.

      Our charter provides that only a majority of our board of directors (or a committee thereof), our chairman or our president may call a special meeting of the stockholders and that stockholders may not act by written consent.

      Our charter provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from or limitation of liability is not permitted under the DGCL.

      Our charter also provides that, in addition to any affirmative vote required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which our capital stock may be listed or quoted, as the case may be, the affirmative vote of the holders of at least three-quarters of the outstanding shares of our capital stock held by non-interested stockholders that by its terms may be voted on all matters submitted to our stockholders generally, voting together as a single class, will be necessary to approve any "business combination," as defined below, proposed by an "interested stockholder," as defined below. These additional voting requirements will not apply, however, if:

      1. the business combination was approved by not less than a majority of the continuing directors (as defined below); or

      2. a series of conditions are satisfied requiring, in summary, the following:

         (a) that the consideration to be paid to our stockholders in the business combination must be at least equal (in each case, subject to adjustment for any subsequent stock split, stock dividend, subdivision or reclassification with respect to such class or series of capital stock) to the higher of:

             (1) (if applicable) the highest per-share price paid by the interested stockholder in acquiring any shares of Common Stock during the two years prior to the announcement date of the business combination or in the transaction in which it became an interested stockholder, such date is referred to herein as the "determination date," whichever is higher;

             (2) the fair market value per share of Common Stock on the announcement date of the business combination or determination date, whichever is higher; and

             (3) (if applicable) the price per share equal to the fair market value per share of Common Stock multiplied by the ratio of (A) the highest per share price paid by the interested stockholder for any share of Common Stock acquired by it within the two-year period immediately prior to the announcement date of the business combination to (B) the fair market value per share of Common Stock on the first day in such two-year period upon which the interested stockholder acquired any share of Common Stock; and

         (b) various "procedural" requirements are complied with, such as the consent solicitation of proxies pursuant to the rules of the Securities and Exchange Commission and no decrease in regular dividends, if any, after the interested stockholder became an interested stockholder (except as approved by a majority of the continuing directors).

      An "interested stockholder" is defined as anyone who is or has announced it will become the beneficial owner of 15% or more of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally, other than the Company, its subsidiaries and any employee stock plans sponsored by the Company or its subsidiaries, and includes any person who (x) is an affiliate or associate (or Schedule 13D related party (as defined below) of either of the foregoing) of the Company and at any time within the prior three-year period beneficially owned 15% or more of the outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally and (y) is an assignee of or has succeeded to any outstanding shares of our capital stock that by its terms may be voted on all matters submitted to stockholders generally in a transaction not involving a public offering which shares were at any time within the prior three-year period beneficially owned by an interested stockholder. The term "beneficial owner" includes persons directly and indirectly owning or having the right to acquire or vote the stock.

      A "business combination" includes the following transactions:

      o merger or consolidation of the Company or any subsidiary of the Company with an interested stockholder or with any other corporation or entity that is, or after such merger or consolidation would be, an affiliate or associate or Schedule 13D related party of an interested stockholder;

      o the sale or other disposition by the Company or a subsidiary of the Company of assets having a fair market value of $10,000,000 or more if an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder) is a party to the transaction;

      o the adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder); or

      o any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of any class of our outstanding stock (or securities convertible into stock) or a subsidiary beneficially owned by an interested stockholder (or an affiliate or associate or Schedule 13D related party of an interested stockholder).

      Determinations of the fair market value of non-cash consideration are made by a majority of the continuing directors.

      The term "continuing directors" means any member of our board of directors, while that person is a member of our board of directors, who is not an affiliate, associate, Schedule 13D related party or representative of the interested stockholder and was a member of our board of directors prior to the time that the interested stockholder became an interested stockholder, and any successor of a continuing director while that successor is a member of our board of directors, who is not an affiliate, associate,

Schedule 13D related party or representative of the interested stockholder and is recommended or elected to succeed the continuing director by a majority of continuing directors. The term "Schedule 13D related party" means an individual or entity whose beneficial ownership of securities would be required to be aggregated on any Schedule 13D or Schedule 13G required to be filed by an interested stockholder.

      Section 145 of the DGCL authorizes a corporation to indemnify its directors, officers, employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Our charter requires us to indemnify our officers and directors in accordance with our by-laws to the fullest extent authorized by the DGCL. Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her. We expect to maintain liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. We also expect to enter into indemnification agreements with our directors and officers.

      Through our charter, we have elected to be governed by Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder becomes an interested stockholder, unless:

      o prior to such time either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

      o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares held by persons who are both directors and officers and certain employee stock plans; or

      o at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

                          SPECIAL BY-LAWS PROVISIONS

      Our by-laws provide that to be properly brought before the annual or any special stockholders' meeting, business must be:

      o specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of our board of directors;

      o otherwise properly brought before the meeting by or at the direction of our board of directors; or

      o solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to us in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

      To be timely, a stockholder's written notice must be delivered to or mailed and received at our principal executive offices not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs.

      A stockholder may nominate directors only if the stockholder delivers timely written notice to us (and is a stockholder of record on the date of giving of notice and on the record date for the meeting), in the case of:
(x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be received by us not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or the public disclosure was made, whichever first occurs.

      Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors, officers, employees or agents against any liability that may be asserted against him or her. We expect to maintain liability insurance covering our directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. We also expect to enter into indemnification agreements with our directors and officers.



Item 2.  Exhibits.

      The following exhibits are filed as part of this amended registration statement:

      Exhibit 1 Amended and Restated Certificate of Incorporation of NTL Incorporated

      Exhibit 2         Amended and Restated By-laws of NTL Europe, Inc.

      Exhibit 3 Stockholder Rights Agreement, dated as of January 10, 2003, by and between NTL Europe, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent

      Exhibit 4         Form of Common Stock certificate

      Exhibit 5 Form of 10% Fixed Coupon Redeemable Preferred Stock certificate

                                  SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                NTL EUROPE, INC.


                                By:  /s/ Jeffrey A. Brodsky
                                    ____________________________________________
                                    Name:  Jeffrey A. Brodsky
                                    Title: President and Chief Executive Officer

January 10, 2003

                                EXHIBIT INDEX
                                -------------

      Exhibit          Description
      -------          -----------

      Exhibit 1 Amended and Restated Certificate of Incorporation of NTL Incorporated

      Exhibit 2         Amended and Restated By-laws of NTL Europe, Inc.

      Exhibit 3 Stockholder Rights Agreement, dated as of January 10, 2003, by and between NTL Europe, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent

      Exhibit 4         Form of Common Stock certificate

      Exhibit 5 Form of 10% Fixed Coupon Redeemable Preferred Stock certificate